UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G
Under the Securities Exchange Act of 1934
(AMENDMENT No. 3)

ORDERPRO LOGISTICS, INC.
(Name of Issuer)

Common Stock
(Title of Class of Securities)

68574P107
(CUSIP Number)

December 31, 2007
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall not be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 68574P107

1.	NAMES OF REPORTING PERSONS. S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Mercator Momentum Fund, L.P.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
	(a)	☐
	(b)	☒

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION California
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH
		5.	SOLE VOTING POWER 0

		6.	SHARED VOTING POWER 14,136,544(1)

		7.	SOLE DISPOSITIVE POWER 0

		8.	SHARED DISPOSITIVE POWER 14,136,544(1)

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON. 14,136,544(1)

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 10.0%

12.	TYPE OF REPORTING PERSON PN

(1) Does not include all of the shares issuable upon conversion of the non-voting shares of Series A Preferred Stock owned by Mercator Momentum Fund, L.P. (“Mercator Momentum”). The terms of the Series A Preferred Stock do not permit those shares to be converted if, following such conversion, any of Mercator Momentum, Mercator Momentum III or MAG would beneficially own more than 9.99% of the Issuer’s outstanding common stock. Accordingly, this Schedule only includes the number of shares that could be acquired without exceeding the foregoing 9.99% limit.

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CUSIP NO. 68574P107

1.	NAMES OF REPORTING PERSONS. S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Mercator Momentum Fund III, L.P.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
	(a)	☐
	(b)	☒

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION California
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH
		5.	SOLE VOTING POWER 0

		6.	SHARED VOTING POWER 0

		7.	SOLE DISPOSITIVE POWER 0

		8.	SHARED DISPOSITIVE POWER 0

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON. 0

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0.0%

12.	TYPE OF REPORTING PERSON PN

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CUSIP NO. 68574P107

1.	NAMES OF REPORTING PERSONS. S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON M.A.G. Capital, LLC

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
	(a)	☐
	(b)	☒

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION California
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH
		5.	SOLE VOTING POWER 0

		6.	SHARED VOTING POWER 14,136,544(1)

		7.	SOLE DISPOSITIVE POWER 0

		8.	SHARED DISPOSITIVE POWER 14,136,544(1)

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON. 14,136,544(1)

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 10.0%

12.	TYPE OF REPORTING PERSON IA

(1) Does not include all of the shares issuable upon conversion of the non-voting shares of Series A Preferred Stock. The terms of the Series A Preferred Stock do not permit those shares to be converted if, following such conversion, any of Mercator Momentum, Mercator Momentum III or MAG would beneficially own more than 9.99% of the Issuer’s outstanding common stock. Accordingly, this Schedule only includes the number of shares that could be acquired without exceeding the foregoing 9.99% limit.

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CUSIP NO. 68574P107

1.	NAMES OF REPORTING PERSONS. S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON David F. Firestone

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
	(a)	☐
	(b)	☒

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH
		5.	SOLE VOTING POWER 0

		6.	SHARED VOTING POWER 14,136,544(1)

		7.	SOLE DISPOSITIVE POWER 0

		8.	SHARED DISPOSITIVE POWER 14,136,544(1)

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON. 14,136,544(1)

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 10.0%

12.	TYPE OF REPORTING PERSON IN

(1) Does not include all of the shares issuable upon upon conversion of the non-voting shares of Series A Preferred Stock. The terms of the Series A Preferred Stock do not permit those shares to be converted if, following such conversion, any of Mercator Momentum, Mercator Momentum III or MAG would beneficially own more than 9.99% of the Issuer’s outstanding common stock. Accordingly, this Schedule only includes the number of shares that could be acquired without exceeding the foregoing 9.99% limit.

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This statement is hereby amended and restated in its entirety as follows:

Item 1(a). Name of Issuer.

The name of the issuer is Orderpro Logistics, Inc. (the “Issuer”).

Item 1(b). Address of Issuer’s Principal Executive Offices.

The address of the Issuer’s principal executive office is 2200 SW 10TH St., Deerfield, Michigan 33442.

Item 2(a). Name of Person Filing.

Mercator Momentum Fund, L.P. (“Momentum Fund”)

Mercator Momentum Fund III, L.P. (“Momentum Fund III,” together with Momentum Fund, the “Funds”)

M.A.G. Capital, LLC (“MAG”)

David F. Firestone (“Firestone”)

This statement relates to the securities directly owned by the Funds. MAG is the general partner of each of the Funds. Firestone is the Managing Member of MAG. As a result of their control over the Funds, Firestone and MAG are deemed to beneficially own the securities of the Funds. The Funds, MAG and David F. Firestone are referred to herein as the “Reporting Persons.”

Item 2(b). Address of Principal Business Office, or, if None, Residence.

The business address of each of the Funds, MAG and Firestone is 555 S. Flower Street, Suite 4200, Los Angeles, CA 90071.

Item 2(c). Citizenship.

Each of the Funds is a California limited partnership. MAG, their general partner, is a California limited liability company. Firestone is a U.S. Citizen.

Item 2(d). Title of Class of Securities.

The title of the class of securities to which this statement relates is the common stock of the Issuer (the “Common Stock”).

Item 2(e). CUSIP No.

The CUSIP number is 68574P107.

Item 3. If This Statement is Filed Pursuant to Rule 13d-1(b) or 13d-2(b), Check Whether the Person Filing is a:

(a)	☐ Broker or dealer registered under Section 15 of the Act
(b)	☐ Bank as defined in Section 3(a)(6) of the Act
(c)	☐ Insurance Company as defined in Section 3(a)(19) of the Act
(d)	☐ Investment Company registered under Section 8 of the Investment Company Act of 1940
(e)	☐ Investment Adviser registered under section 203 of the Investment Advisers Act of 1940
(f)	☐ Employee Benefit Plan, Pension Fund which is subject to the provisions of the Employee Retirement Income Security Act of 1974 or
Endowment Fund; see Rule 13d-1(b)(1)(ii)(F)
(g)	☐ Parent Holding Company, in accordance with Rule 13d-1(b)(1)(ii)(G) (Note: See Item 7)
(h)	☐ Group, in accordance with Rule 13d-1(b)(1)(ii)(H).

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Item 4. Ownership.

As of December 31, 2007, Momentum Fund owned 3,500 shares of the Series A Preferred Stock (“Series A Shares”). Momentum Fund III does not, directly or indirectly, own any securities of the Issuer.

Neither MAG nor Firestone directly owned any securities of the issuer.

Each Series A Share is convertible into the number of shares of Common Stock equal to $100 divided by the Conversion Price at the time of conversion. The Conversion Price is defined as 85% of the Market Price (as defined below), rounded to the nearest penny; provided; however; that in no event may the Conversion Price be less than $0.01 per share (the “Floor Price”) or exceed $0.04 per share (the “Ceiling Price”), and shall be adjusted for stock splits and similar events.

The “Market Price” is defined as the average of the lowest three inter-day trading prices of the Common Stock (which need not occur on consecutive trading days) during the 20 trading days immediately preceding the conversion date (which may include trading days prior to the original issue date), provided, that such 20 trading day period shall be extended by the number of trading days during such period on which (i) trading in the Common Stock is suspended by, or not traded on, the Nasdaq Capital Market or a subsequent market on which the Common Stock is then listed, or (ii) after the date of Registration Statement for the underlying shares of Common Stock is declared effective by the SEC, the prospectus included in the Registration Statement for the underlying shares may not be used by the holder for resale of underlying shares of Common Stock, is suspended by, or not traded on, the Nasdaq Capital Market or a subsequent market on which the Common Stock is then listed, or (iii) after the date the Registration Statement for the underlying shares of Common Stock is declared effective by the SEC, the prospectus included in the Registration Statement for the underlying shares may not be used by the holder for the resale of underlying shares of Common Stock because the Issuer is not current in its periodic reports under the Securities Exchange Act of 1934, or (iv) the Issuer is in a “blackout” period.

The Certificate of Determination which establishes the terms of the Series A Shares contain provisions prohibiting any conversion of the Series A Shares that would result in the Reporting Persons and their affiliates owning beneficially more than 9.99% of the outstanding Common Stock as determined under Section 13(d) of the Securities Exchange Act of 1934. The reporting persons have never had beneficial ownership of more than 9.99% of the outstanding shares of Common Stock.

The percentages of the outstanding Common Stock held by the Reporting Parties set forth above and on the cover pages to this report were determined, using a Conversion Price of $0.01 with respect to the Series A Shares.

As of December 31, 2007, the aggregate number and percentage of class of securities identified pursuant to Item 4 beneficially owned by each person identified in Item 2(a) may be found in rows 9 and 11 of the cover pages. The percentages were based on the assumption that the Issuer had 127,370,410 shares of Common Stock outstanding as of December 31, 2007, which is the number reported by the Issuer, according to its Quarterly Report on Form 10-QSB for the quarterly period ended September 30, 2004, filed on January 26, 2005.

Item 5. Ownership of Five Percent or Less of a Class.

If this Schedule is being filed to report the fact that as of the date hereof the Reporting Person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☒

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Item 6. Ownership of More than Five Percent on Behalf of Another Person.

Not Applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

Not Applicable.

Item 8. Identification and Classification of Members of the Group.

Not Applicable.

Item 9. Notice of Dissolution of Group.

Not Applicable.

Item 10. Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 14, 2008	Dated: February 14, 2008

MERCATOR MOMENTUM FUND, L.P.	MERCATOR MOMENTUM FUND III, L.P.

By: M.A.G. CAPITAL, LLC, its general partner	By: M.A.G. CAPITAL, LLC, its general partner

By: /s/ David Firestone	By: /s/ David Firestone
David Firestone, Managing Partner	David Firestone, Managing Partner

Dated: February 14, 2008	Dated: February 14, 2008

M.A.G. CAPITAL, LLC

By: /s/ David Firestone	/s/ David F. Firestone
David Firestone, Managing Partner	David F. Firestone

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EXHIBIT A

AGREEMENT OF JOINT FILING

The undersigned hereby agree that the statement on Schedule 13G filed herewith (and any amendments thereto), is being filed jointly with the Securities and Exchange Commission pursuant to Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended, on behalf of each such person.

Dated: February 14, 2008
MERCATOR MOMENTUM FUND, L.P.

By: M.A.G. CAPITAL, LLC, its general partner

By: /s/ David Firestone
David Firestone, Managing Partner

MERCATOR MOMENTUM FUND III, L.P.

By: M.A.G. CAPITAL, LLC, its general partner

By: /s/ David Firestone
David Firestone, Managing Partner

M.A.G. CAPITAL, LLC

By: /s/ David Firestone
David Firestone, Managing Partner

/s/ David F. Firestone
David F. Firestone

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